FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2006

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☑ Form 40-F  ☐

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE S.A.

Press Release

Athens, 22 November 2006

Presentation of NBG’s 3-year Business Plan 2007-2009

The management of National Bank of Greece will present the Group’s 3-year Business Plan (2007-2009) at a special Investors’ Day to be held on the 22 of February 2007.

With a view to ensuring transparency and easy access to the 3-year Business Plan, NBG’s management will present it to the Greek and international investment community as well as to the Greek and international financial press, while the Investor’s Day will be covered live on the Internet.

The Business Plan has been prepared after many months of team work across all the business and support lines of the Bank and its Group, in Greece and abroad, and will be completed in early December.

The Bank expects that, in the intervening period, its recent Turkish and Serbian acquisitions will have been fully integrated into the Group and that conditions impacting the Group’s business initiatives in SE Europe will be in place.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Efstratios-Georgios (Takis) Arapoglou
Date : 22nd November, 2006	Chairman - Chief Executive Officer